Filed by Duke Energy Corporation
                                                     Commission File No. 1-4928
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       And Deemed Filed Pursuant to Rule 14a-12
                                      Under the Securities Exchange Act of 1934

                                           Subject Company:  Deer Holding Corp.
                                                  Commission File No. 132-02302


Cinergy Merger: Additional Information
For the External Relations Integration Team


On May 9, we announced the merger of Cinergy with Duke Energy. A Q&A for employees was available on the Portal on May 9.

The following provides more detail on transaction and regulatory issues that ERIT members can use in addressing questions from internal and external stakeholders.

Another good resource for you is the May 9 presentation to analysts.


Overall Transaction

Why is this transaction in the best interest of Duke shareholders?

There are many benefits of this transaction. The near-term benefit will be to strengthen the scale and scope of Duke Energy North America (DENA). Longer term, the transaction will enhance the flexibility of our overall portfolio.

The transaction will add value to Duke Energy with higher earnings after the first full year of operation. The benefits will increase further in future years thanks to savings achieved through cost efficiencies, estimated to reach $400 million a year (before costs to achieve) by the third year. Over time, savings from the regulated businesses will be shared with customers.

The Duke board intends to increase the dividend by 12.7 percent, for an annual dividend of $1.24, pending approval at its June meeting. In addition to seeing an acquisition premium through this dividend action, Cinergy shareholders will be kept whole with respect to their dividend.

What makes the transaction accretive?

An accretive transaction is one that is expected to increase earnings per share. The price we paid for Cinergy's shares, its earnings relative to share price and the strength of the DUK currency contributed to this transaction being accretive. During the first year of operation, we project an accretion of $0.10 - $0.15 after accounting for expenditures necessary to realize cost savings. This is based on 2006/2007 consensus Wall Street estimates.

How will the increased dividend be funded?

Increases to the dividend will be funded from a combination of existing cash on hand and cash from operations.

Will you issue shares to do the exchange? If so, how many shares will you issue?

Approximately 310 million shares will be issued.

Will Duke shareholders exchange their shares for shares of stock in a new company?

Yes, on a one-for-one basis into the new Duke Energy holding company.


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Cinergy Merger: Additional Information
For the External Relations Integration Team


Why a stock transaction?

Because of the strength of DUK currency.

What will happen with Duke's already announced share repurchases?

Through our agent, we will continue to purchase shares in the open market to fulfill the company's accelerated repurchase program commitments of 30 million shares. As of May 6, 6.6 million shares had been repurchased through that program.

All repurchases beyond these current commitments, including 20 million of additional share repurchases authorized by management, have been suspended. Of the 20 million shares, 2.6 million shares had been repurchased, as of May 9 when we announced the suspension.

One of the areas mentioned for workforce reductions is "utility back office" operations. What exactly does that mean?

That typically refers to functions that support the company's processes of marketing and selling utility products and services. Examples include billing, collections and customer services. Please keep in mind that no decisions have been made about specific areas to be consolidated or employees who will be impacted by workforce reductions. Those decisions will be made during the transition period over the next several months.

News reports have indicated that we're acquiring Cinergy for $9 billion in stock. What does that number represent? $9 billion represents the market value of Cinergy's outstanding shares (as of the close of market on Friday, May 6) plus the 13.4% premium we will pay.

The transaction is valued at approximately $13 billion. What does that number represent? That is a broader measure of the value of Cinergy. $13 billion represents the market value of Cinergy's outstanding shares, plus the premium paid by Duke, added to the amount of net debt held by Cinergy. When combined, all three of these components yield an approximate value of Cinergy's long-term assets.

Are we planning to separate/spin off the combined companies' electric and gas businesses? We continue to explore restructuring options that will increase shareholder value. This is one of many issues that will be examined over the next year as part of the transition.

Merchant Generation

How does this deal improve DENA's and Cinergy's merchant generation?

DENA and Cinergy each have merchant generating assets in the Midwest. An important component of the merger is the combination of these merchant generating operations into a single organization.

By combining the power and gas trading and marketing groups, as well as the generating assets of both companies, we expect to remove $95 million in costs from unregulated operations during the first full year of operation, increasing to $125 million in each year after that.


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Cinergy Merger: Additional Information
For the External Relations Integration Team


The consolidated operating group will have a diversified fuel mix that better positions it to compete in the large, organized markets in that region: PJM and MISO (Midwest Independent System Operator).

Is Duke still looking for a joint venture partner for DENA? What about the trading book?

Duke will continue to evaluate opportunities to optimize the portions of DENA not immediately impacted by the merger with Cinergy. This includes looking at a number of alternatives for enhancing the value of DENA's western and Northeast assets, as well as mitigating the risk associated with DENA's trading book.

Are any of the DENA plants going to be put into a rate base?

No. The applications to the Ohio, Indiana and Kentucky regulatory authorities will not propose any change in Cinergy's existing rates.

In Ohio, the Cinergy CG&E merchant generating plants are in the first year of a four-year Rate Stabilization Plan (RSP) approved by the Public Utilities Commission of Ohio (PUCO) to provide energy to the state's retail customers at market-based rates. The RSP, which runs through 2008, does not include cost recovery for any of the DENA merchant plants, nor will it once DENA's Midwest assets are combined with Cinergy's unregulated operations.

Once the merchant operations are consolidated, the Cinergy/CG&E merchant plants will continue to be dedicated to meet the requirements of the Ohio RSP and associated retail native load obligations. The former DENA plants will continue to dispatch and contract power through competitive bids.

The consolidation will have immediate operational benefits and cost savings, and enable the consolidated merchant power group to be well-positioned to compete for business in this region as the market more fully opens after 2008.

Regulatory Approvals

Will this merger have any impact on the regulation of electricity in the states where the companies operate?

No significant changes are expected. In addition to Duke Power's regulated retail electric operations in North Carolina and South Carolina, Cinergy is active in the jurisdictions of Indiana, Ohio and Kentucky. We would anticipate the need to account very clearly and very separately for each of these jurisdictions, just as Duke Power does today with respect to North and South Carolina.

Do we anticipate problems with FERC approving this transaction?

We believe that an absence of market power issues will permit FERC to approve the transaction without a hearing. If that is the case, FERC approval is estimated to take nine to 10 months.

FERC increasingly has been open to different approaches to improving access to the grid for wholesale customers - approaches that vary from region to region and from control area to control area.


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Cinergy Merger: Additional Information
For the External Relations Integration Team


Moreover, the North Carolina and South Carolina commissions have been receptive to modifications in Duke Power's current Open Access Transmission Tariff
(OATT), so long as such modifications protect the interests of retail customers.

Duke Power is considering proposing amendments to its OATT to address the key concerns we've heard expressed by FERC and our state commissions. The proposal is similar to the Independent Transmission Coordinator structure submitted by Entergy and approved by FERC.

In April, Duke Power held a meeting with customers and state regulators to discuss changes to the operation of its transmission system. A second meeting is scheduled in mid-June where Duke Power will roll out more details of its plan.

The Cinergy utility companies already operate within the organized markets of MISO.

We believe there is common ground for providing a more effective transmission system for wholesale users in a way that satisfies the interests of both FERC and our state regulators.

As Cinergy doesn't have nuclear plants, why does the transaction require Nuclear Regulatory Commission (NRC) approval?

Though Cinergy does not have nuclear facilities, the merged company would through Duke Power. The NRC will want to be assured of continuing financial qualifications and operational standards of the merged company. That said, the strength of Duke's nuclear operations will not change. We would hope for timely approval by the NRC.

Public Utility Holding Company Act

Do we anticipate any problems with forming a holding company?

The transition to a registered holding company should not present any significant problems. There are now many such companies - including AEP, Southern Company, Exelon, Entergy, SCANA, Dominion and Progress Energy. The last three of these share North Carolina and South Carolina retail jurisdictions with Duke Power.

Organizing as a holding company should provide better transparency and separation of regulated and unregulated businesses. It will also bring additional reporting requirements and approvals for investments and financings. The SEC monitors the utility and non-utility businesses of companies registered under the Holding Company Act, and restrictions in the act ultimately may require divestiture of Crescent Resources.

What's different about the structure of a utility holding company?

There is nothing inherently different about the structure of a company that holds utility subsidiaries vs. a company that holds non-utility subsidiaries. A utility holding company is unique, however, in the level of scrutiny and oversight it receives from the Securities and Exchange Commission.


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Cinergy Merger: Additional Information
For the External Relations Integration Team


This spring, an administrative law judge reversed an earlier SEC decision and denied approval of the AEP/CSW merger. Does this impact the Duke/Cinergy plans to organize as a PUHCA registered holding company?

We have carefully examined the Holding Company Act and the litigation surrounding the AEP order, and believe our facts are very different. The SEC will assess our application on the specific facts of our situation.

The new AEP serves electric customers in 11 states; the Duke/Cinergy combination would serve five. The Duke/Cinergy expanse would be about the same as some long-standing holding companies, including AEP before its merger with CSW.

Duke's and Cinergy's electric utilities are not far apart relative to the utilities owned by other holding companies, including Exelon, Progress Energy, XCEL, Scottish Power and even the old CSW component of AEP.

And, there are several physical pathways which connect Cinergy's and Duke Power's service territories - including the TVA, PJM and MISO interconnections.

The Cinergy merger did not assume Congressional action to repeal or reform
PUHCA.

If Crescent has to be divested, when would that occur?

If it's determined that Crescent must be divested to meet PUHCA requirements, the SEC will not require a hasty divestiture that would adversely affect the value of that business. Typically, companies are given 3-5 years to divest of non-utility assets.

$400 Million in Synergies

How will cost savings be split between shareholders and customers?

We expect to share with retail jurisdictions a portion of cost-saving synergies associated with utility operations and corporate support functions. Cost-savings splits will be determined through the regulatory approval process.

Electric Generation

The majority of Cinergy's generation is coal fired. In light of the regulatory constraints and public concern regarding emissions from coal-fired plants, is it in the best interest of Duke shareholders to accept the additional risks associated with these plants?

Coal remains an important source of fuel for electric generation in this country. Cinergy has taken the initiative to implement a plan that puts additional emission controls on their coal-fired plants that will meet the emission levels outlined in the EPA's Clean Air Interstate Rule.

Furthermore, Duke and Cinergy are both taking leadership positions in the U.S. on climate change. Our positions are compatible: Action is needed now and the issue should be addressed at the federal level through economy-wide approaches.


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Cinergy Merger: Additional Information
For the External Relations Integration Team


This transaction will significantly shift Duke's generation capacity to coal-fired generation. What is the impact of this shift; how large will the coal fleet of the combined company be? Duke's coal fleet is approximately 7,750 MW - all regulated. Cinergy's is approximately 9,675 MW, of which 4,200 MW is deregulated. This combination will allow the combined companies to capture synergies associated with operating a single fleet. It will also add significant diversity to the combined company's unregulated fleet.

What are next steps?
The near-term priority is the regulatory filings. During the months of June and July, filings will be made with the PUCs of five states, FERC, the SEC and other agencies. These filings will start the approval process that will ultimately determine the timing of the merger. Over the next few months, executives from both companies will solicit input on the integration process, which would begin in September. Additional details on the process, including timeline, will be communicated in August.

The merger is expected to close in mid-2006, at the earliest. So for the next year, it will be business as usual at both companies.


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                                     * * *

                           Forward-Looking Statements

         This document includes statements that do not directly or exclusively relate to historical facts. Such statements are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include statements regarding benefits of the proposed mergers and Restructuring Transactions, integration plans and expected synergies, anticipated future financial operating performance and results, including estimates of growth. These statements are based on the current expectations of management of Duke and Cinergy. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this document. For example, (1) the companies may be unable to obtain shareholder approvals required for the transaction; (2) the companies may be unable to obtain regulatory approvals required for the transaction, or required regulatory approvals may delay the transaction or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the transaction; (3) conditions to the closing of the mergers and the restructuring transactions may not be satisfied; (4) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (5) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (6) the transaction may involve unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from the companies' expectations; (7) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (8) the businesses of the companies may suffer as a result of uncertainty surrounding the transaction; (9) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (10) the companies may be adversely affected by other economic, business, and/or competitive factors. Additional factors that may affect the future results of Duke and Cinergy are set forth in their respective filings with the Securities and Exchange Commission ("SEC"), which are available at www.duke-energy.com/investors and www.cinergy.com/investors, respectively. Duke and Cinergy undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                  Additional Information and Where to Find It

         In connection with the proposed transaction, a registration statement of Deer Holding Corp., which will include a joint proxy statement of Duke and Cinergy, and other materials will be filed with the SEC. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DUKE, CINERGY, DEER HOLDING CORP., AND THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and proxy statement (when available) as well as other filed documents containing information about Duke and Cinergy at http://www.sec.gov, the SEC's website. Free copies of Duke's SEC filings are also available on Duke's website at www.duke-energy.com/investors, and free copies of Cinergy's SEC filings are also available on Cinergy's website at www.cinergy.com/investors.

                        Participants in the Solicitation

Duke, Cinergy and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from Duke's or Cinergy's stockholders with respect to the proposed transaction. Information regarding the officers and directors of Duke is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on March 31, 2005. Information regarding the officers and directors of Cinergy is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on March 28, 2005. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, will be set forth in the registration statement and proxy statement and other materials to be filed with the SEC in connection with the proposed transaction.